

October 1, 2012

<u>Via E-mail</u>
Mr. Joseph D. Hill
Chief Financial Officer
Metabolix, Inc.
21 Erie Street
Cambridge, Massachusetts 02139

   RE: **Metabolix, Inc.**
      Form 10-K for the Year Ended December 31, 2011
      Filed March 12, 2012
      Form 10-Q for the Period Ended June 30, 2012
      Filed July 27, 2012
      Response dated September 25, 2012
      File No. 1-33133

Dear Mr. Hill:

  We have reviewed your response letter dated September 25, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

2. We note your response to comment three in our letter dated August 27, 2012. Please help us
   better understand how you determined that government grant amounts should be reflected in
   revenues. Please specifically address the following:
   - Your disclosures on page 50 indicate that grants include amounts for reimbursement to
     your subcontractors as well as reimbursement for your employees' time, benefits and
     other expenses related to performance under grants. In this regard, please tell us what
     consideration you gave as to whether grant amounts should be reflected as a reduction of
     these corresponding expenses;
   - Your proposed disclosures indicate that grants are central to your ongoing operations.
     Please clarify in your disclosures whether performing contractual research and
     development services are considered to be part of your ongoing major or central
     operations; and
   - Please tell us what consideration you gave to the examples provided in ASC 808-10-55 in
     determining the appropriate income statement presentation of these government grant
     amounts.

Note 3. Significant Collaborations, page F-13

3. We note your response to comment four in our letter dated August 27, 2012. As disclosed on
   page 10 of your Form 10-Q for the period ended June 30, 2012, the $38.9 million which was
   recorded as revenue during 2012 was related to upfront payments, milestone payments,
   support payments, and cost sharing payments for pre-commercial manufacturing plant
   construction and operations. Please help us better understand how you determined that all of
   the payments from the collaborative arrangement with ADM should be reflected as revenue
   pursuant to ASC 808-10-45-3 through 5. The guidance in ASC 808 including the examples
   provided in ASC 808-10-55 would indicate that you should evaluate the appropriate income
   statement classification for each component of this $38.9 million separately.

Form 10-Q for the Period Ended June 30, 2012

General

4. Please address the above comments in your interim filings as well, as applicable.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief